

August 4, 2010

Hamid R. Moghadam
Chairman of the Board and Chief Executive Officer
AMB Property Corporation
Pier 1, Bay 1
San Francisco, CA 94111

> **Re: AMB Property Corporation**
> **Form 10-K**
> **Filed February 22, 2010**
> **Supplemental Response Filed July 1, 2010**
> **File No. 001-13545**

Dear Mr. Moghadam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Comments on Proxy Statement

Executive Compensation Program, page 26

1.   We note your response to comment 3 of our letter dated June 9, 2010. In response to our comment you state that total actual compensation was at approximately the pre-established target total compensation level. To the extent actual total compensation awarded to a named executive officer was outside of the target total compensation level of 60 percent, please identify the officer and disclose the reason the particular officer received compensation at a level that was above or below the 60th percentile. This disclosure should be provided in addition to the proposed disclosure presented in response to our comment.

<u>Annual Bonus Program, page 27</u>

2.   We note your response to comment 5 of our letter. We note that you determine the bonus pool based on your entire organization. In addition to the proposed disclosure presented in response to our comment, please disclose the actual amount of the bonus pool attributable to your named executive officers.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

                                                Sincerely,

                                                Tom Kluck
                                                Legal Branch Chief

cc: Laura L. Gabriel, Esq. (*via facsimile*)